UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

RUCKUS WIRELESS, INC.

(Names of Subject Company)

STALLION MERGER SUB INC.

(Offeror)

BROCADE COMMUNICATIONS SYSTEMS, INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

781220108

(CUSIP Number of Class of Securities)

Ellen A. O’Donnell

Senior Vice President, General Counsel and Corporate Secretary

Brocade Communications Systems, Inc.

130 Holger Way

San Jose, CA 95134-1376

(408) 333-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Rob R. Carlson

Claudia K. Simon

Paul Hastings LLP

1117 S. California Avenue

Palo Alto, CA 94304

(650) 320-1800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,395,886,791.12	$140,565.80

*	Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $13.63, the average of the high and low sales prices per share of common stock of Ruckus Wireless, Inc. (“Ruckus”) on April 22, 2016, as reported by the NYSE, and (ii) 102,412,824 (the estimated number of shares of Ruckus common stock estimated to be outstanding immediately prior to the consummation of the offer and the merger (including shares of Ruckus common stock that may become outstanding as a result of the exercise of vested options of Ruckus and the vesting of restricted stock units of Ruckus and issuance of shares pursuant to Ruckus’ 2012 Employee Stock Purchase Plan)).

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001007 multiplied by the estimated transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $74,047.13	Filing Party: Brocade Communications Systems, Inc.
Form or Registration No.: Form S-4	Date Filed: April 29, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by Brocade Communications Systems, Inc., a Delaware corporation (“Brocade”), and Stallion Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Brocade (the “Offeror”). This Schedule TO relates to the offer by the Offeror to exchange for each outstanding share of common stock, $0.001 par value per share, of Ruckus Wireless, Inc., a Delaware corporation (“Ruckus”), (a) $6.45 in cash and (b) 0.75 of a share of Brocade common stock, plus cash in lieu of any fractional shares, in each case, without interest and less any applicable withholding taxes (such consideration, the “transaction consideration,” and such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated April 29, 2016 (the “Prospectus/Offer to Exchange”), and in the related letter of transmittal, together with any amendments or supplements thereto, the “Offer”).

Brocade has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 dated April 29, 2016, relating to the offer and sale of shares of Brocade common stock to be issued to holders of shares of Ruckus common stock validly tendered and not validly withdrawn in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement, and the related letter of transmittal (the “Letter of Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Brocade or the Offeror, is hereby expressly incorporated into this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of April 3, 2016, by and among Brocade, Ruckus and the Offeror, a copy of which is filed as Exhibit (d)(1) to this Schedule TO, is incorporated into this Schedule TO by reference.

Item 1.	Summary Term Sheet.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers About the Offer and the Merger” and “Summary” is incorporated into this Schedule TO by reference.

Item 2.	Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is Ruckus Wireless, Inc., a Delaware corporation. Its principal executive office is located at 350 West Java Drive, Sunnyvale, California 94089 and its telephone number is (650) 265-4200.

(b) As of April 26, 2016, there were 90,546,306 shares of Ruckus common stock, par value $0.001 par value per share, issued and outstanding.

(c) The information set forth in the section of the Prospectus/Offer to Exchange entitled “Comparative Market Price and Dividend Matters” is incorporated into this Schedule TO by reference.

Item 3.	Identity and Background of Filing Person.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies—Brocade” and “The Companies—Offeror” and Annex D of the Prospectus/Offer to Exchange entitled “Directors and Executive Officers of Brocade and the Offeror” is incorporated into this Schedule TO by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Prospectus/Offer to Exchange is incorporated into this Schedule TO by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and the Merger—Background of the Offer and the Merger,” “The Offer and the Merger—Interests of Certain Persons in the Offer and the Merger,” “The Offer and the Merger—Certain Relationships with Ruckus,” “Merger Agreement,” and “Support Agreement” is incorporated into this Schedule TO by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers about the Offer and the Merger—Why is Brocade making this offer?,” “The Offer and the Merger—Background of the Offer and Merger,” “The Offer and the Merger—Brocade’s Reasons for the Offer and the Merger,” “The Offer and the Merger—Ruckus’ Reasons for the Offer and the Merger; Recommendation of the Ruckus Board of Directors,” “The Offer and the Merger—Plans for Ruckus,” “The Offer and the Merger—Effect of the Offer on Ruckus Shares,” “The Offer and the Merger— Interests of Certain Persons in the Offer and the Merger—Offer Letters with Brocade,” and “Merger Agreement” is incorporated into this Schedule TO by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and the Merger—Source and Amount of Funds” is incorporated into this Schedule TO by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and the Merger—Certain Relationships with Ruckus” is incorporated into this Schedule TO by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and the Merger—Fees and Expenses” is incorporated into this Schedule TO by reference.

Item 10.	Financial Statements.

The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Selected Historical Consolidated Financial Data of Brocade,” “Selected Historical Consolidated Financial Data of Ruckus,” “Selected Unaudited Pro Forma Condensed Combined Financial Data,” “Unaudited Comparative Per Share Data,” “Unaudited Pro Forma Condensed Combined Financial Statements,” and “Where to Obtain More Information” is incorporated into this Schedule TO by reference.

Item 11.	Additional Information.

The information set forth in the Prospectus/Offer to Exchange and the Letter of Transmittal is incorporated into this Schedule TO by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to Brocade’s Registration Statement on Form S-4 filed on April 29, 2016 (the “Form S-4”))

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Form S-4)

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Form S-4)

Exhibit No.	Description

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to the Form S-4)

(a)(5)(A)	Joint press release issued by Brocade and Ruckus on April 4, 2016 (incorporated by reference to Exhibit 99.2 to Brocade’s current report on Form 8-K filed on April 4, 2016)

(a)(5)(B)	Investor presentation of Brocade and Ruckus, dated April 4, 2016 (incorporated by reference to Exhibit 99.3 to Brocade’s current report on Form 8-K filed on April 4, 2016)

(a)(5)(C)	Email from Lloyd Carney to Brocade employees (incorporated by reference to Brocade’s filing pursuant to Rule 425 on April 4, 2016)

(a)(5)(D)	Form of communication to Brocade customers (incorporated by reference to Brocade’s filing pursuant to Rule 425 on April 4, 2016)

(a)(5)(E)	Brocade social media posts, posted April 4, 2016 (incorporated by reference to Brocade’s filing pursuant to Rule 425 on April 4, 2016)

(a)(5)(F)	Form of letter to Brocade channel partners (incorporated by reference to Brocade’s filing pursuant to Rule 425 on April 4, 2016)

(a)(5)(G)	Blog post published by Lloyd Carney and Selina Lo (incorporated by reference to Brocade’s filing pursuant to Rule 425 on April 4, 2016)

(a)(5)(H)	Messaging and audience frequently asked questions (incorporated by reference to Brocade’s filing pursuant to Rule 425 on April 4, 2016)

(a)(5)(I)	Transcript from Brocade’s analyst and investor conference call, held on April 4, 2016 (incorporated by reference to Brocade’s filing pursuant to Rule 425 on April 4, 2016)

(a)(5)(J)	Presentation entitled “A New Networking Company for the Digital Transformation Era,” dated April 4, 2016 (incorporated by reference to Brocade’s filing pursuant to Rule 425 on April 4, 2016)

(a)(5)(K)	Brocade social media post, posted April 5, 2016 (incorporated by reference to Brocade’s filing pursuant to Rule 425 on April 7, 2016)

(a)(5)(L)	Transcript from Brocade’s employee meeting held on April 4, 2016 (incorporated by reference to Brocade’s filing pursuant to Rule 425 on April 5, 2016)

(a)(5)(M)	Brocade social media post, posted April 6, 2016 (incorporated by reference to Brocade’s filing pursuant to Rule 425 on April 7, 2016)

(a)(5)(N)	Form of Summary Advertisement*

(b)(1)	Commitment Letter, dated as of April 3, 2016, among Brocade Communications Systems, Inc., Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., SunTrust Bank and SunTrust Robinson Humphrey, Inc. (incorporated by reference to Exhibit 10.1 to Brocade’s current report on Form 8-K filed on April 4, 2016)

(d)(1)	Agreement and Plan of Merger, dated as of April 3, 2016, among Ruckus Wireless, Inc., Brocade Communications Systems, Inc. and Stallion Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to Brocade’s current report on Form 8-K filed on April 4, 2016)

Exhibit No.	Description

(d)(2)	Support Agreement, dated as of April 3, 2016, among Brocade Communications Systems, Inc., Stallion Merger Sub Inc. and Selina Lo (incorporated by reference to Exhibit 99.1 to Brocade’s current report on Form 8-K filed on April 4, 2016)

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2016

STALLION MERGER SUB INC.

By:	/s/ Ellen A. O’Donnell
Name:	Ellen A. O’Donnell
Title:	Secretary

BROCADE COMMUNICATIONS SYSTEMS, INC.

By:	/s/ Ellen A. O’Donnell
Name:	Ellen A. O’Donnell
Title:	Senior Vice President, General Counsel
and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to Brocade’s Registration Statement on Form S-4 filed on April 29, 2016 (the “Form S-4”))

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Form S-4)

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Form S-4)

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to the Form S-4)

(a)(5)(A)	Joint press release issued by Brocade and Ruckus on April 4, 2016 (incorporated by reference to Exhibit 99.2 to Brocade’s current report on Form 8-K filed on April 4, 2016)

(a)(5)(B)	Investor presentation of Brocade and Ruckus, dated April 4, 2016 (incorporated by reference to Exhibit 99.3 to Brocade’s current report on Form 8-K filed on April 4, 2016)

(a)(5)(C)	Email from Lloyd Carney to Brocade employees (incorporated by reference to Brocade’s filing pursuant to Rule 425 on April 4, 2016)

(a)(5)(D)	Form of communication to Brocade customers (incorporated by reference to Brocade’s filing pursuant to Rule 425 on April 4, 2016)

(a)(5)(E)	Brocade social media posts, posted April 4, 2016 (incorporated by reference to Brocade’s filing pursuant to Rule 425 on April 4, 2016)

(a)(5)(F)	Form of letter to Brocade WW channel partners and Brocade contacts (incorporated by reference to Brocade’s filing pursuant to Rule 425 on April 4, 2016)

(a)(5)(G)	Blog post published by Lloyd Carney and Selina Lo (incorporated by reference to Brocade’s filing pursuant to Rule 425 on April 4, 2016)

(a)(5)(H)	Messaging and audience frequently asked questions (incorporated by reference to Brocade’s filing pursuant to Rule 425 on April 4, 2016)

(a)(5)(I)	Transcript from Brocade’s analyst and investor conference call, held on April 4, 2016 (incorporated by reference to Brocade’s filing pursuant to Rule 425 on April 4, 2016)

(a)(5)(J)	Presentation entitled “A New Networking Company for the Digital Transformation Era,” dated April 4, 2016 (incorporated by reference to Brocade’s filing pursuant to Rule 425 on April 4, 2016)

(a)(5)(K)	Brocade social media post, posted April 5, 2016 (incorporated by reference to Brocade’s filing pursuant to Rule 425 on April 5, 2016)

(a)(5)(L)	Transcript from Brocade’s employee meeting held on April 4, 2016 (incorporated by reference to Brocade’s filing pursuant to Rule 425 on April 5, 2016)

(a)(5)(M)	Brocade social media post, posted April 7, 2016 (incorporated by reference to Brocade’s filing pursuant to Rule 425 on April 6, 2016)

Exhibit No.	Description

(a)(5)(N)	Form of Summary Advertisement*

(b)(1)	Commitment Letter, dated as of April 3, 2016, among Brocade Communications Systems, Inc., Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., SunTrust Bank and SunTrust Robinson Humphrey, Inc. (incorporated by reference to Exhibit 10.1 to Brocade’s current report on Form 8-K filed on April 4, 2016)

(d)(1)	Agreement and Plan of Merger, dated as of April 3, 2016, among Ruckus Wireless, Inc., Brocade Communications Systems, Inc. and Stallion Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to Brocade’s current report on Form 8-K filed on April 4, 2016)

(d)(2)	Support Agreement, dated as of April 3, 2016, among Brocade Communications Systems, Inc., Stallion Merger Sub Inc. and Selina Lo (incorporated by reference to Exhibit 99.1 to Brocade’s current report on Form 8-K filed on April 4, 2016)

*	Filed herewith.